SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

EXPLANATORY NOTE

A copy of the Trinity Biotech plc Annual Report 2024 is furnished herewith as Exhibit 99.1.

Trinity Biotech plc sent holders of its Ordinary Shares the following: “Letter from the Company Secretary of Trinity Biotech plc“, “Notice of Annual General Meeting“ and “Form of Proxy“. Copies of these documents are filed herewith as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Trinity Biotech plc Annual Report 2024
99.2	Trinity Biotech plc Company Secretary Letter
99.3	Trinity Biotech plc Notice of Annual General Meeting
99.4	Trinity Biotech plc AGM Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ John Gillard
John Gillard
Chief Executive Officer

Date:  September 8, 2025